SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 2) (1)


                              Optio Software, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    68389J106
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                                 (CUSIP Number)

                                    Jay Wolf
                              c/o Trinad Capital LP
                          153 East 53rd St., 48th Floor
                               New York, NY 10022
                                 (212) 521-5180

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 1, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                (Continued on following pages)

---------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                    ---------------------------
CUSIP No. 68389J106                      13D
---------------------------------                    ---------------------------
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Trinad Capital LP                                     20-0593276
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS *          WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
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       NUMBER OF
        SHARES            7    SOLE VOTING POWER                   0
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                 2,014,552
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER              0
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER            2,014,552

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   2,014,552
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         9.47% (1)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                 PN
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(1)      On the basis of 21,262,039 shares of Common Stock reported by the
         Company to be issued and outstanding as of May 4, 2004 in the Company's Definitive Proxy on Schedule 14A, as filed with the Securities and Exchange Commission on May 11, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                    ---------------------------
CUSIP No. 68389J106                      13D
---------------------------------                    ---------------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Trinad Advisors GP, LLC                               10-0591650
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
       NUMBER OF

        SHARES            7    SOLE VOTING POWER                 0
                         -------------------------------------------------------
     BENEFICIALLY
                          8    SHARED VOTING POWER               2,014,552
       OWNED BY
                         -------------------------------------------------------
         EACH
                          9    SOLE DISPOSITIVE POWER            0
       REPORTING
                         -------------------------------------------------------
      PERSON WITH
                          10   SHARED DISPOSITIVE POWER          2,014,552
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 2,014,552
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       9.47% (1)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                               OO
--------------------------------------------------------------------------------

     On the basis of 21,262,039 shares of Common Stock reported by the Company to be issued and outstanding as of May 4, 2004 in the Company's Definitive Proxy on Schedule 14A, as filed with the Securities and Exchange Commission on May 11, 2005.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                    ---------------------------
CUSIP No. 68389J106                      13D
---------------------------------                    ---------------------------
--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert Ellin                              N/A
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS *   N/A
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                            |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States
--------------------------------------------------------------------------------
       NUMBER OF
                         7    SOLE VOTING POWER                    0
        SHARES
                         -------------------------------------------------------
     BENEFICIALLY
                         8    SHARED VOTING POWER                  2,014,552
       OWNED BY
                         -------------------------------------------------------
         EACH
                         9    SOLE DISPOSITIVE POWER               0
       REPORTING
                         -------------------------------------------------------
      PERSON WITH
                         10   SHARED DISPOSITIVE POWER             2,014,552
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   2,014,552
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         9.47% (1)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                 IN
--------------------------------------------------------------------------------

     On the basis of 21,262,039 shares of Common Stock reported by the Company to be issued and outstanding as of May 4, 2004 in the Company's Definitive Proxy on Schedule 14A, as filed with the Securities and Exchange Commission on May 11, 2005.



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed on November 12, 2004, as amended by Amendment Number 1, which was filed with the Securities Exchange Commission on March 14, 2005 (the "Schedule 13-D"), filed by jointly by Trinad Capital LP, Trinad Advisors GP, LLC and Robert Ellin (collectively, the "Reporting Persons"). This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Optio Software, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005. This amendment amends Item 4 and amends and restated in its entirety Item 5 of the Schedule 13-D. Except as provided herein, the Schedule 13-D remains in full force and effect. Item 4. Purpose of Transaction.
Item 4 of the Schedule 13-D is hereby amended to reflect the following transactions. All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share Trinad Capital, LP made purchases of Common Stock on the open market with its working capital:


Date             Number of Shares Acquired                 Price Per Share

06/02/04                       192,000                     1.30007
11/22/04                         9,300                     1.17841
11/24/04                        10,000                     1.19850
11/29/04                        10,000                     1.23050
11/30/04                        19,500                     1.22797
12/08/04                       205,200                     1.11987
12/10/04                         5,000                     1.17300
12/13/04                         3,000                     1.20170
12/22/04                         1,800                     1.17833
12/23/04                        10,000                     1.20850
12/28/04                        15,000                     1.21100
12/31/04                        10,000                     1.46900
01/07/05                         1,900                     1.37740
01/11/05                         7,000                     1.27214
01/20/05                        23,100                     1.26845
01/31/05                        25,000                     1.31060
02/07/05                         6,500                     1.26081
02/08/05                         2,600                     1.31500
02/09/05                         9,600                     1.36802
02/16/05                         5,000                     1.31200
02/17/05                         3,000                     1.29000
02/17/05                         1,000                     1.33000
02/18/05                         1,000                     1.33000
02/23/05                         2,500                     1.23000
02/24/05                        10,200                     1.30860
02/25/05                         2,200                     1.32000
02/28/05                         8,000                     1.38625
02/28/05                        25,000                     1.26060
03/01/05                        50,000                     1.35010
03/01/05                        14,700                     1.32544
03/02/05                        15,000                     1.39670
03/02/05                         1,000                     1.40000
03/03/05                         4,600                     1.45435
03/04/05                         1,000                     1.45000
03/07/05                         2,000                     1.38000
03/11/05                        10,550                     1.44470
03/14/05                         4,400                     1.47318
03/15/05                         6,100                     1.39492
03/15/05                        10,000                     1.42550
03/16/05                         4,102                     1.38000

Date             Number of Shares Acquired                 Price Per Share

03/16/05                         8,200                     1.44939
03/18/05                         6,700                     1.41731
03/23/05                        10,000                     1.38000
03/23/05                         8,300                     1.39071
03/24/05                         3,500                     1.43214
03/24/05                        35,000                     1.44533
03/28/05                        10,000                     1.31150
03/29/05                         3,000                     1.33000
03/29/05                        26,000                     1.29908
03/30/05                         1,400                     1.36571
03/31/05                        20,000                     1.36075
03/31/05                        20,000                     1.38775
04/01/05                        14,000                     1.33000
04/06/05                         3,500                     1.33857
04/07/05                        11,500                     1.37522
04/07/05                        15,000                     1.38100
04/11/05                         5,000                     1.24000
04/14/05                        19,500                     1.15567
04/14/05                        59,100                     1.20275
04/14/05                         3,500                     1.20290
04/15/05                         5,500                     1.08273
04/15/05                         2,000                     1.24000
04/18/05                         7,000                     1.10644
04/18/05                         1,000                     1.15000
04/20/05                           500                     1.16000
04/21/05                         2,300                     1.20826
04/21/05                         3,500                     1.08429
04/21/05                         2,500                     1.13200
04/25/05                        25,000                     1.17060
04/25/05                        11,000                     1.11136
04/26/05                        21,000                     1.10762
04/27/05                           500                     1.15000
04/27/05                         7,800                     1.17502
04/28/05                         3,000                     1.19167
04/28/05                        50,000                     1.25640
04/29/05                        27,700                     1.33054
04/29/05                        40,000                     1.34597


The Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

Item 5.       Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital LP, Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP) and Robert Ellin (as a Managing Member of Trinad Advisors GP, LLC) are deemed to beneficially own an aggregate of 2,014,552 shares of Common Stock, representing approximately 9.47% of the number of shares of Common Stock stated to be outstanding by the Company in its Definitive Proxy on Schedule 14A, as filed with the Securities and Exchange Commission on May 11, 2005. Trinad Capital LP is deemed to be the direct beneficial owner of 2,014,552 shares of Common Stock. Trinad Advisors GP, LLC is deemed to be the indirect beneficial owner of 2,014,552 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 2,014,552 shares of Common Stock. Each of Trinad Advisors GP, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital LP (except for (i) the indirect interest of Trinad Advisors GP, LLC by virtue of being the general partner of Trinad Capital LLC, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Advisors GP, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a limited partner of Trinad Capital LP). Trinad Advisors GP, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Trinad Capital LP


May 18, 2005                    By:/s/ Jay Wolf
                                   ------------
                                Name:  Jay Wolf
                                Title: Managing Director of Trinad  Advisors GP,
                                LLC,  the General Partner of Trinad Capital LP


                                Trinad Advisors GP, LLC

May 18, 2005                    By:/s/ Jay Wolf
                                   ------------
                                Name:  Jay Wolf
                                Title: Managing Director

                                Robert Ellin

May 18, 2005                    /s/ Robert Ellin
                                ----------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).